SEC FILE NUMBER:  000-52174
                                                                  --------------
                                                CUSIP NUMBER:     03169B 106
                                                                  --------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K or 10-KSB [_] Form 20-F [_] Form 11-K
             [X] Form 10-Q or 10-QSB [_] Form 10-D [_] Form N-SAR
             [_] Form N-CSR

             For Period Ended: September 30, 2007
                               -------------------------------------------------

             [_] Transition Report on Form 10-K or 10-KSB
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q or 10-QSB
             [_] Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ----------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                                   -----------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Amnutria Dairy Inc.
                           -----------------------------------------------------

Former Name if Applicable: Micro-Tech Identification Systems, Inc.
                           -----------------------------------------------------

Address of Principal Executive Office (Street and Number): 11990 Market Street,
                                                           Suite 205
                                                           ---------------------

City, State and Zip Code: Reston, Virginia 20190
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th
   [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

            On October 9, 2007, AIDH Acquisition, Inc., our wholly-owned Nevada subsidiary, was merged with and into American International Dairy Holding Co., Inc., a Nevada corporation ("AIDH") (as reported in a Form 8-K filed on October 15, 2007, amended on October 25, 2007) (the "Merger"). As a result of the Merger, among other things, AIDH became a wholly-owned subsidiary of ours. Immediately following the Merger, we succeeded to the business of AIDH as our sole line of business and changed our name from "Micro-Tech Identification Systems, Inc." to "Amnutria Dairy Inc." For financial reporting purposes, the Merger will be treated as a reverse acquisition, with AIDH as the accounting acquirer.

            As a result of the foregoing, our financial information could not be compiled and reviewed internally in a time frame sufficient to permit our independent auditors to review such information on a timely basis, without unreasonable effort and expense. Therefore, we were not able to file our Quarterly Report on Form 10-QSB, for the fiscal quarter ended September 30, 2007, on or prior to November 14, 2007. It is anticipated that the subject report will be filed on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Yang Yong Shan                (703)                  867-9247
--------------------------------------------------------------------------------
           (Name)                 (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] Yes [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [X] No

                               AMNUTRIA DAIRY INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2007            By:    /s/ Yang Yong Shan
       ------------------------            -------------------------------------
                                    Name:  Yang Yong Shan
                                    Title: President and Chief Executive Officer

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).